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                                                           Filed by Sybase, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                      Subject Company: New Era of Networks, Inc.
                                                   Commission File No. 000-22043



         SYBASE AND NEON ANNOUNCE COMMENCEMENT OF SYBASE EXCHANGE OFFER


       Emeryville, CA and Englewood, CO, March 15, 2001 -- Sybase, Inc. (Nasdaq:
SYBS) and New Era of Networks, Inc. (Nasdaq: NEON) announced today that Sybase, through a wholly-owned subsidiary, has commenced its previously announced exchange offer for shares of NEON common stock.

       NEON's board of directors has voted to recommend that NEON's stockholders accept the offer in which Sybase will exchange 0.3878 of a share of Sybase common stock for each outstanding share of NEON common stock that is validly tendered and not properly withdrawn.

       The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on April 11, 2001, unless extended.

       NEON stockholders are urged to read the prospectus and the solicitation/recommendation statement relating to the offer and the merger which are being mailed to NEON stockholders in compliance with SEC requirements. These documents contain important information. NEON stockholders can also obtain these documents, as well as the Sybase and NEON documents that are incorporated by reference in the prospectus, for free at the Securities and Exchange Commission's web site at http://www.sec.gov. These documents are also available from Sybase without charge upon request to its information agent, Corporate Investor Communications, Inc., 111 Commerce Road, Carlstadt, NJ 07072, (201) 896-1900 or call toll-free (866) 241-2788.

ABOUT SYBASE, INC.

       Sybase provides enterprise-class software solutions that fuel e-business and enable access to information anytime, anyplace. With its industry-leading Enterprise Portal, mobile and wireless and vertical market solutions, Sybase is one of the largest global independent software companies. For more information, visit the Sybase web site: www.sybase.com.

ABOUT NEW ERA OF NETWORKS, INC.

       NEON enables e-business with a suite of products designed to overcome the inherent "language barriers" of a company's various applications, systems, platforms, and protocols. By allowing these disparate operations to share information and "talk" with one another -- as well as the Internet -- businesses can automate end-to-end processes seamlessly, profiting from Internet speed and increased volume. For more information, visit the NEON web site: www.neonsoft.com.



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ADDITIONAL INFORMATION: We urge investors and security holders to read the following documents, including any amendments that may be made to them, because they contain important information about Sybase, NEON, the proposed acquisition and related matters:

- Sybase's preliminary prospectus, prospectus supplements, final prospectus, and tender offer materials.

- Sybase's Registration Statement on Form S-4 and Schedule TO containing or incorporating by reference such documents and other information.

-      NEON's Solicitation/Recommendation Statement on Schedule 14D-9.

       These documents and amendments to these documents have been filed with the U.S. Securities and Exchange Commission. In addition to these documents, Sybase and NEON file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by Sybase and NEON at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 800-SEC-0330 for further information on public reference rooms. Sybase's and NEON's filings with the SEC are also available to the public from commercial document-retrieval services and the Web site maintained by the SEC at http://www.sec.gov. You may also obtain for free each of these documents (when available) from Sybase's information agent, Corporate Investor Communications, Inc., 111 Commerce Road, Carlstadt, New Jersey 07072, toll-free at 866-241-2788.



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